

Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au





03037376

29 October 2003


PROCESSING
SECTION
RECEIVED
NOV 10 2003
181
SEC MAIL
WASH. D.C.

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer

Enc.

APPENDIX II

(Rule 10.10.4)

QUARTERLY REPORT OF CONSOLIDATED CASH FLOWS

Cue Energy Resources Limited

Quarterly Report of Consolidated Cash Flows in accordance with Listing Rule 10.10.4. These figures are based on accounts which are **unaudited**. If these figures are based on audited accounts, a statement is required of any material qualification made by the auditor. The Mining Issuer **does have** a formally constituted Audit Committee of the Board of Directors.	**Quarter Ended 30/09/03 $NZ 000**	**Year to Date (Three Months) $NZ 000**
1. CASH FLOWS RELATING TO OPERATING ACTIVITIES		
a) Receipts from product sales and related debtors	1,497	1,497
b) Payments: for exploration and evaluation	(375)	(375)
for development	-	-
for production	(378)	(378)
for administration	(318)	(318)
c) Dividends received	-	-
d) Interest and other items of a similar nature received	15	15
e) Interest and other costs of finance paid	1	1
f) Income taxes paid	(221)	(221)
g) Other	-	-
h) **NET OPERATING CASH FLOWS**	221	221
2. CASH FLOWS RELATED TO INVESTING ACTIVITIES		
a) Cash paid for purchases of prospects	-	-
equity investments	-	-
other fixed assets	-	-
b) Cash proceeds from sale of prospects	-	-
equity investments	-	-
other fixed assets	-	-
c) Loans to other entities	-	-
d) Loans repaid by other entities	-	-
e) Other	-	-
f) **NET INVESTING CASH FLOWS**	-	-
3. CASH FLOWS RELATED TO FINANCING ACTIVITIES		
a) Cash proceeds from issues of shares, options, etc	-	-
b) Proceeds from sale of forfeited shares	-	-
c) Borrowings	-	-
d) Repayments of borrowings	-	-
e) Dividends paid	-	-
f) Other (provide details if material)	-	-
g) **NET FINANCING CASH FLOWS**	-	-
4. a) ***NET INCREASE (DECREASE) IN CASH HELD**	221	221
b) Cash at beginning of quarter/year to date	4,208	4,208
c) Exchange rate adjustments to Item 4(a) above	(145)	(145)
d) **CASH AT END OF QUARTER**	4,284	4,284

5. NON-CASH FINANCING AND INVESTING ACTIVITIES

a) Provide details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows.

N/A

b) Provide details of outlays made by other entities to establish or increase their shares in projects in which the reporting entity has an interest.

N/A

6. FINANCING FACILITIES AVAILABLE

Provide details of used and unused loan facilities and credit standby arrangements, adding such notes as are necessary for an understanding of the position.

	Amount Available $NZ 000	Amount Used $NZ 000
	-	-
TOTAL	-	-

7. ESTIMATED OUTLAYS FOR SPECIFIED QUARTERS

	Current Quarter # $NZ 000	Following Quarter $NZ 000
a) Exploration and evaluation	1,150	1,474
b) Development	21	-
TOTAL	1,171	1,474

The outlays to be shown in this column are the estimates made for this quarter in the previous quarterly report. Where these estimates differ by more than 15% from the actual outlays reported in Item 1(b) of this report, provide an explanation of the reason(s) for these differences as an attachment to this report.

8. RECONCILIATION OF CASH

For the purposes of this statement of cash flows, cash includes:

Cash at the end of the quarter as shown in the statement of cash flows is reconciled to the related items in the amounts as follows:	Current Quarter $NZ 000	Previous Quarter $NZ 000
Cash on hand and at bank	121	6
Deposits at call	4,163	4,202
Bank overdraft		
Other (provide details)		
TOTAL = CASH AT END OF QUARTER [Items 4(d)/4(b)]	4,284	4,208

9. **CHANGES IN INTERESTS IN MINING TENEMENTS**

	Tenement Reference	Nature of Interest	Interest at Beginning Of Quarter	Interest at End of Quarter
a) Interests in mining tenements relinquished, reduced and/or lapsed	-	-	-	-
b) Interests in mining tenements acquired and/or increased	-	-	-	-

c) Where changes are reported in (a) and/or (b), an amended list of interests in mining tenements is to be attached to this statement.

10. ISSUED AND QUOTED SECURITIES AT END OF CURRENT QUARTER

Category of Securities	Note	Number Issued	Number Quoted	Par Value Cents	Paid-Up Value Cents
PREFERENCE SHARES:					
Of which issued during current quarter:		-	-	-	-
ORDINARY SHARES:		333,943,755	333,943,755	N/A	N/A
Of which issued during current quarter:		-	-	N/A	N/A
CONVERTIBLE NOTES:					
Of which issued during current quarter:		-	-	-	-
				Exercise Price AUD Cents	Expiry Date
OPTIONS:		500,000	-	8	02/05/04
		500,000	-	10	02/05/04
		500,000	-	12	02/05/04
		500,000	-	15	02/05/04
Of which issued during current quarter		-	-	-	-
		-	-	-	-
		-	-	-	-
		-	-	-	-
DEBENTURES					
- Totals only:		-	-	-	-
UNSECURED NOTES					
- Totals only:		-	-	-	-



Andrew Knox
Public Officer

29 October 2003

APPENDIX A

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS - QUARTER ENDED 30 SEPTEMBER 2003

ESTIMATED OUTLAYS FOR SPECIFIED QUARTERS

Exploration Variation

The variation in the quarter was due to variation in the exploration programme.

Development Variation

The variation in the quarter was due to variation in the development programme.

APPENDIX B

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS - QUARTER ENDED 30 SEPTEMBER 2003

Amended List of Mining Tenements

PERMIT	OPERATOR	CUE INTEREST (%)
Petroleum Properties		
Indonesia		
Sampang PSC	Santos Asia Pacific Pty Ltd	15.0
Papua New Guinea		
PPL 189	Barracuda Pty Ltd	14.894
PPL 190	"	10.947
PDL 3	"	5.568892
PRL 9	"	14.894
SE Gobe Field Unit	Chevron Niugini Pty Ltd	3.285646
PRL 8	Oil Search Limited	10.72

QUARTERLY REPORT
FOR THE QUARTER ENDING 30 SEPTEMBER 2003

QUARTER HIGHLIGHTS

Papua New Guinea

- Quarterly revenue from SE Gobe field was US$863,717.

Indonesia

- A Gas Sales Agreement was signed for the sale of all Oyong gas to PT Indonesia Power at Grati, on July 19, 2003.
- Oyong environmental impact studies continued.
- Engineering, Procurement, Construction and Installation (EPCI) contracts for Oyong development were released for bidding.
- A US$293,996 insurance payment relating to Sampang past drilling problems was received in the quarter
- The Mangga -1 exploration well began drilling on 27 September 2003 and subsequent to the end of the quarter encountered a 12 metre gas column.

1. PRODUCTION

PDL 3 - SE Gobe Field, PNG (5.568892% interest)
Operator: Santos

SE Gobe Unit, PNG (3.285646 % interest, over lift interest 3.8565%)
Operator: Chevron

Cue's oil production revenue received during the quarter from the SE Gobe oil field in PNG was US$863,717 and equated to 30,906 barrels. Cue did not have any hedging arrangements in place during the quarter.

At the end of the quarter, the SE Gobe field was producing at a rate of approximately 9,500 barrels of oil per day (Cue's net interest is approximately 366 barrels of oil per day).

2. DEVELOPMENT ACTIVITY

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)

Operator: Santos

On July 19, 2003 a Gas Sales Agreement was signed with PT Indonesia Power for the entire gas reserves of the Oyong field. The Agreement is a significant step toward the commercialization of the field. The sale is denominated in US dollars

The Oyong field was discovered in mid 2001 and has over 90 billion cubic feet of proven and probable natural gas reserves and a conservatively estimated 6 million barrels of recoverable oil from the 80 million barrels of oil estimated to be in place. Additional oil reserves may be recovered depending on reservoir performance.

Oyong is in 45 metres of water, 60 kilometres north east of PT Indonesian Power's 766 Megawatt open and combined cycle gas turbine facility at Grati, Indonesia. The gas is expected to be produced from the field at a minimum rate of 40 million cubic feet of gas per day. The combined gas and oil flow stream will be processed onshore at a facility which will be established adjacent to the Grati Power station.

First production is now expected to commence in mid 2005.

Various development and environmental impact studies continued during the quarter.

Engineering, procurement, construction and installation (EPCI) contracts for the offshore platform and pipeline and the onshore processing plant have been released for bidding.

Finance

During the quarter, discussions continued with several parties on letters of credit and other financial instruments with a view to securitizing payments made by the purchaser under the Gas Sales Agreement.

3. EXPLORATION ACTIVITIES

PDL 3 - Papuan Basin, PNG (5.568892% Interest)

Operator: Santos

No exploration activity took place during the quarter in the SE Gobe licence.

PPL 189 - Papuan Basin, PNG (14.894% Interest)

PRL 9 - Papuan Basin, PNG (14.894% Interest)

No exploration activity took place during the quarter.

PPL 190 - Papuan Basin, PNG (10.947% Interest)

Operator: Santos

No exploration activity took place during the quarter.

PRL 8 - Papuan Basin, PNG (10.72% Interest) (formerly PPL 193)

Operator: Oil Search

During the quarter, Oil Search announced that it had entered into an agreement with Mitsubishi Gas Chemical Corporation Inc and Itochu Corporation of Japan to complete a feasibility study into the potential for using PNG natural gas for manufacturing methanol in PNG.

The study will review location and infrastructure requirements and determine the funding and commercialisation options available for a methanol plant. The natural gas feedstock would largely be supplied by the Kimu gas field in PRL -8.

Kimu is estimated by the operator to contain in excess of 1 trillion cubic feet (Cue net share approximately 107 billion cubic feet) of recoverable gas that contains no sulphur and no carbon dioxide.

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)

Operator: Santos

Mangga -1 began drilling on 27 September 2003. Mangga is located in the western portion of the contract area adjacent to the Anggur structure which was drilled in 2000 and 2001.

Subsequent to the end of the quarter, a 12 metre gas column was penetrated at the top of the Mundu objective. Other oil and gas shows were encountered beneath this column including in an over pressured zone below 1574 metres. An initial attempt to obtain pressure information and wire line samples was unsuccessful due to sticking of the tool. Coventurer elpaso then proceeded with further evaluation on a sole risk basis, including deepening the well to 1663 metres.

Cue declined to join the sole risk due to the significant risk that the poorer reservoir in which the hydrocarbon shows had been seen, limited the commercial potential of these zones and hence did not warrant the substantial cost for Cue to participate in evaluating them. The well was subsequently plugged and abandoned after a test recovered a small quantity of oil from the zone below 1560 metres.

EP 363 Carnarvon Basin - Western Australia (10% buy back option)

Operator: Apache Energy

No activity.

New Ventures

During the quarter, Cue and Santos jointly bid on an offshore Indonesian exploration block. The bid was unsuccessful. In July 2003, Cue made an unsuccessful offer to purchase Chevron Niugini Ltd which was purchased by Oil Search for US$96.6 million. Chevron Niugini Ltd owns interests in the Kutubu, Moran, Gobe Main and SE Gobe producing fields as well as interests in undeveloped oil and gas resources within Papua New Guinea.

Corporate

During the quarter, US$293,996 was received as an insurance payment relating to the Anggur -2 blowout in 2001.

By Order of the Board



Andrew Knox
Public Officer

29 October 2003